SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONTINUING TO SURPASS THE EFFECTS OF THE ECONOMIC CRISIS, CSN’s 2Q09 SALES INCREASE BY 47%, WITH AN EBITDA MARGIN OF 29%.

São Paulo, Brazil, August 6, 2009

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces today its results for the second quarter of 2009 (2Q09), in accordance with Brazilian accounting principles and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the first quarter of 2009 (1Q09), unless otherwise stated. The Real/US Dollar exchange rate was R$1.9516 on June 30, 2009.

Executive Summary
  Steel product sales volume totaled 947,000 tonnes, 47% up on the 1Q09;
  Net revenue stood at R$2.5 billion in the 2Q09, 2% higher than the R$2.4 billion recorded in the previous quarter;
  The gross margin was 34% in the 2Q09, 1.0 p.p. up on the 1Q09;
  EBITDA totaled R$728 million in the 2Q09, 7% up on the 1Q09. Despite all the adverse effects of the crisis, CSN proved to be vigorously resilient, achieving an EBITDA margin of 29% in the 2Q09, a 1 p.p. improvement over the 1Q09;
  Earnings before taxes amounted to R$609 million in the 2Q09, 34% up on the 1Q09;
  CSN’s market share of the domestic flat steel market (hot-rolled, cold-rolled, galvanized and tin plate) in the 2Q09 amounted to 40% , 3 p.p. higher on the 1Q09. CSN’s market share by segment were: 24% share of the automotive market, 45% of the construction market, 100% of the packaging market, 43% of the distribution market and 43% of the home appliance/OEM market;
  In 2Q09, consolidated steel product sales volume in the domestic market, where margins are historically higher, accounted for 84% of total sales volume;
  Iron ore sales volume totaled 9.4 million tonnes in the first half of 2009, 22% up on the first six months of 2008;
  CSN began producing and selling cement in the 2Q09 and sales are expected to reach 300,000 tonnes in 2009;
  The programmed maintenance stoppage at Blast Furnace 2 was concluded in the second quarter, absorbing investments of R$93 million. Operations were resumed in June;
  In the 1H09, CSN’s shares appreciated by a substantial 61%, the fourth highest upturn among those companies making up the IBOVESPA index, versus 37% for the IBOVESPA index itself. On the NYSE, CSN’s ADRs increased by a significant 86%, which is especially meaningful given that the Dow Jones index fell by 4% in the same period.

Investor Relations Team

On June 30, 2009	- IR Executive Officer: Paulo Penido Pinto Marques
• Bovespa: CSNA3 R$43.62 / share	- Manager: David Moise Salama - +55 (11) 3049-7588
• NYSE: SID US$22.35/ADR (1 ADR = 1 share)	- Specialist: Claudio Pontes - +55 (11) 3049-7592
• Total number of shares = 793,403,838	- Specialist: Fabio Romanin – +55 (11) 3049-7598
• Market cap: R$33 billion/US$17 billion	- Analyst Sr.: Priscila Kurata - +55 (11) 3049-7526
- Analyst Jr.: Caio de Carvalho – +55 (11) 3049-7593
invrel@csn.com.br

Consolidated Highlights	2Q08	1Q09	2Q09	2Q09 X 2Q08 (Chg%)	2Q09 X 1Q09 (Chg%)
Crude Steel Production	1,291	1,087	869	-33%	-20%
Steel Sales Volume (thousand t)	1,327	643	947	-29%	47%
Domestic Market	1,103	560	795	-28%	42%
Exports	224	83	152	-32%	83%
Net Revenue per unit (R$/t)	2,012	2,372	1,960	-3%	-17%
Financial Data (RS MM)
Net Revenue	3,555	2,444	2,492	-30%	2%
Gross Profit	1,705	802	836	-51%	4%
EBITDA	1,702	683	728	-57%	7%
EBITDA Margin	48%	28%	29%	-19 p.p.	1 p.p.
Net Income (R$ MM)	1,031	369	335	-68%	-9%
Net Debt (R$ MM)	5,028	2,814	4,871	-3%	73%

Economic and Steel Scenario

Brazil

The second quarter was marked by the stabilization of some global economic indicators, improved risk perception of the major international banks, a gradual reduction in interest rates by the Central Bank, the increasing availability of credit and cuts in consumption-related taxes. Nevertheless, the impact of the recession on the real economy could still be felt, which becomes especially apparent if the first-half indicators are compared with the same period last year.

Brazil is one of the most likely candidates to begin the process of economic recovery, also preceding the developed countries. GDP is expected to move up in the coming quarters, albeit modestly, due to increased government spending on programs such as the PAC (growth acceleration program) and domestic demand incentives.

Some of Brazil’s economic indicators are already showing signs of improvement, including higher earnings, stable employment rate and consistent domestic demand throughout the 1H09. Inflation is converging towards the target established by the Central Bank, with the IPCA consumer price index recording 2.57% in the first six months of 2009.

The Central Bank’s Monetary Policy Committee is continuing to reduce interest, having cut the Selic base rate five consecutive times this year. It now stands at 8.75% p.a., the lowest level since the Committee was created.

The IBGE’s industrial production indicator recorded a 14% year-on-year decline in 2009 through May, while the Central Bank’s Focus report points to a reduction in industrial activity of more than 6% in 2009 as a whole, followed by a potential recovery of 4.5% in 2010.

Macroeconomic Projections

	2009	2010
Consumer Price Index (IPCA) (%)	4.53	4.40
Commercial dollar (final) – R$	1.95	2.00
Basic Interest Rate (SELIC) (final - %)	8.75	9.25
GDP (%)	-0.34	3.50
Industrial Production (%)	-6.29	4.50

Source: FOCUS - CENTRAL BANK Report Base: July 24, 2009

Sectors

Steel:

The steel market showed signs of improvement, with the numbers indicating a gradual recovery throughout the first half, although sales volume was still less than in the same period last year.

According to the IBS (Brazilian Steel Institute), crude steel production totaled 5.6 million tonnes in the 2Q09, 12% more than the 5.0 million recorded in the previous quarter but still 37% down year-on-year. In the same period, flat steel output jumped by 43% over the 1Q09 to 2.7 million tonnes, but fell by 29% over the 2Q08.

Also in the second quarter, domestic flat steel sales totaled 2.1 million tonnes, 25% up on the 1Q09 and 38% down year-on-year, and exports stood at 495,000 tonnes, 37% more than in the 1Q09.

Although the steel sector scenario remains unpredictable, a gradual sales recovery is expected in the coming months. Government measures, such as the reduction in IPI (federal VAT) and the credit incentives, are pushing up demand for steel products. The second-half export prospects have also improved, thanks to reduced inventories and the gradual recovery of international prices.

As a result, the country’s leading steel manufacturers have reactivated those blast furnaces that were switched off throughout the 1H09.

Segments:

Automotive: As a consequence of the reduction in IPI (federal VAT), the increasing availability of credit and a series of sales promotions, the auto industry is showing signs of growth. According to ANFAVEA (the Brazilian Auto Manufacturers’ Association), 782,000 vehicles were licensed in the 2Q09, 17% more than in the previous quarter. In June alone, the figure stood at more than 300,000 units, an all-time record for Brazil. This upturn is in sharp contrast to flagging demand in the main international markets.

Second-quarter production totaled 807,000 units, 21% up on the 1Q09.

ANFAVEA expects 6.4% growth in new vehicle sales in 2009, another all-time annual record, a significant improvement over the beginning-of-year expectations, which estimated a 3.9% reduction.

Construction: As a result of the continuation of ongoing projects and the government’s efforts to encourage construction activity by reducing interest rates, cutting taxes on building materials inputs and introducing housing incentive programs, such as “My House My Life”, steel product demand from the building industry remained consistent throughout the 2Q09.

The outlook is positive. According to the CBIC, Brazil’s Construction Industry Federation, the number of real estate launches in 2009 should reach 2006 levels, with 34,000 units in the metropolitan region of São Paulo, while Sinduscon, another building industry association, estimates 5% growth in 2009 and in the years ahead.

Distribution: The performance of the distribution sector has also been improving. Sales volume in the 2Q09 totaled 803,000 tonnes, 10% up on the quarter before, although still 22% down on the same period last year when demand was particularly strong. The most important factors behind this result were the reduction in inventories and increased demand from distribution center clients. Inventories, which reached more than 140 days of consumption at the peak of the crisis, are currently standing at 64 days, very close to the sector’s post-2000 average of 61 days.

Nevertheless, certain important distribution segments, such as industrial machinery and equipment, have not been reacting to the crisis, jeopardizing the sector’s overall performance. According to INDA (the Brazilian Steel Distributors’ Association) sales in 2009 should record a 15% annual downturn over 2008.

Home Appliances / OEM: According to Eletros (the Brasil’s Electric/Electronic Products Manufacturers’ Association), home appliance / OEM sales in the 2Q09 moved up 20% quarter-over-quarter thanks to the reduction in the IPI tax. According to the IBS, in 2008 the home appliance segment accounted for 6% of Brazilian steel consumption.

Mining:

According to IBRAM (Brazilian Mining Institute), iron ore sales in the first six months totaled 129 million tonnes. Only 10% of this total volume went to the domestic market and the rest was shipped abroad, mainly to China, which absorbed more than 70% of Brazilian total exports, versus only 39% in 2008.

Given sluggish global demand (except for China), price negotiations, which are normally brought to a close in April, were extended into the 2Q09. Although the price benchmark has been established for certain countries (Japan and South Korea, for example, with a 28,2% reduction over the 2009 base price of fines), the Chinese market remains undefined, operating with discounts over 2008 and purchases on the spot market.

Chinese iron ore spot prices exceeded US$ 90.00/t in July, an important increase over the last quarter spot price of US$62.00.

Brazilian iron ore output in 2009 is estimated at 290 million tonnes according to IBRAM, representing 19% of the global total production, 20% down on the year before.

Cement:

According to SNIC (the Brazilian Cement Industry Association), cement sales in 2009 are likely to remain flat over the year before. Domestic sales through June dipped by 0.2% year-on-year to 24 million tonnes.

In the same period, export volumes were poor, declining by 94% over the 340,000 tonnes recorded in the first half of 2008, due to shrinking international consumption, in turn pushing Brazil up four spots in the global consumption rankings to 5th place.

International Market

USA:

The world’s biggest economy continues to struggle, although the pace of the deceleration appears to be slowing.

According to Empire Manufacturing, U.S. industrial production in June 2009 was 13.6% down year-on-year and capacity use stood at only 68%. Nevertheless, some indicators were pointing to the possible advent of stabilization in the second half of 2009.

Unemployment stood at 9.5% in June, exceptionally high for a dynamic economy like the USA’s. Fortunately, the U.S. job market is extremely flexible and is already finding ways of reducing the lay-offs. Working hours have been shortened and salaries lowered. On the other hand, these measures may further jeopardize consumption and GDP, which the IMF expects to fall by 2.6% in 2009.

The good news came from the real estate sector, which moved up by 11% in June, the biggest upturn since November 2008 and the third consecutive month of growth.

According to World Steel, U.S. steel output fell by 52% year-on-year in the first half. In addition, due to the production cuts since the end of last year, the country’s share of global steel production has fallen by 3 p.p., reaching 4% in June.

Also in June, according to MetalBulletin, daily sales of flat steel products averaged 66,000 tonnes, half of the daily volume sold in the same month last year. Nevertheless, local steel manufacturers are imposing rapid price hikes (three increases last month alone), chiefly due to dwindling distributor and consumer inventories and higher scrap prices.

Europe:

European economic projections point to a strong recession in 2009. According to Eurofer (European Confederation of Iron and Steel Industries), GDP looks set to record an annual decline of 4.5%, with industrial production dropping by 16.4%, exports falling by 15% and unemployment climbing to 9.3%, the highest level for the last 10 years. However, some indicators are suggesting that the economy has most likely bottomed out and that an upturn in activity could begin shortly.

Output by such important steel-consuming sectors such as the auto and construction industries fell by around 25% year-on-year in the first half of 2009, accompanied by a reduction in capacity use.

Apparent consumption in the first six months plunged by 43% year-on-year, but a slight improvement is expected in the months ahead, resulting in an average annual downturn of 33%.

According to World Steel, in the 1H09, EU steel production dropped by 43.2% year-on-year, totaling 62 million tonnes, equivalent to 11% of the global steel production.

Asia:

In the 1H09, China recorded GDP growth of 7.1% year-on-year, exceeding some previous market expectations and proof that the country will play a key role in the recovery of the global economy. This performance was chiefly due to the investment package launched at the end of last year, monetary policy and the expansion of credit. The 2009 GDP growth target of 8%, although 1 p.p. down on last year, underlines the Chinese government’s confidence in sustainable economic growth.

The country is a major player in the global steel market. First-half production totaled 267 million tonnes, 1.2% up year-on-year. According to World Steel, in June China was responsible for 49% of global steel production.

Another factor demonstrating the sector’s robust growth in the Chinese economy is the apparent consumption of steel products, which recorded 12-month growth of 10%, an exceptionally impressive figure given that global apparent consumption, excluding China, dropped by 38% in the same period, as figures stated by Macquarie Research.

As for Japan, although productivity has moved up slightly since the beginning of the year, the economic recovery is expected to be move at a slow pace, given that exports are still sluggish and unemployment continues to increase, having reached 5.2%, its highest level for six years. Given this scenario, GDP is expected to shrink by 5.5% in 2009.

In June, Japanese steel production moved up by 6% over May to 6.9 million tones, but dropped by 41% year-on-year in the first half as a whole pulled down by the strong recession.

Production

The Presidente Vargas Steelworks produced 869,000 tonnes of crude steel in the 2Q09, 20% down on the previous quarter due to the programmed maintenance stoppage at Blast Furnace 2 between April and June. The furnace resumed production on June 18.

However, the Company’s strategy of stockpiling semi-finished products in the two quarters preceding the maintenance has not affected the production of rolled steel, which posted a substantial increase of 54% over the 1Q09, due to increasing domestic demand.

It is worth noting that, by the 2Q09, CSN had already exhausted its inventories of slabs and hot-rolled coils acquired from third parties in 2008, which had a negative impact on production costs.

Production (in thousand t)	2Q08	1Q09	2Q09	Change
				2Q09 x 2Q08	2Q09 x 1Q09
Crude Steel (P Vargas Mill)	1,291	1,087	869	-33%	-20%
Purchased Slabs from Third Parties	0	0	0	-	-
Total Crude Steel	1,291	1,087	869	-33%	-20%

Rolled Products * (UPV)	1,208	608	968	-20%	59%
HR from Third Parties Consumption	0	19	0	-	-
Rolled Products * (UPV)	1,208	627	968	-20%	54%
* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Production Costs (Parent Company)

CSN’s total production costs reduced to R$933 million in the 2Q09, a strong 35% decrease on the 1Q09 figure of R$1,438 million. The quarter-on-quarter reduction of R$505 million was basically due to the following factors: Raw materials – total cost of R$397 million in the 2Q09, R$520 million less than the 1Q09, caused by:

- Coal: decline of R$95 million due to lower purchase prices and the appreciation of the Real in the 2Q09;
- Coke: reduction of R$325 million in 2Q09 costs, since there was no further use of coke acquired from third parties;
- Iron ore and pellets: reduction of R$32 million due to lower consumption thanks to reduced crude steel output in the 2Q09;
- Scrap and other raw materials: decrease of R$68 million, also due to reduced production in the 2Q09.

Labor - labor costs totaled R$ 109 million in 2Q09, virtually flat when compared to the 1Q09 figure.
General costs – general production costs amounted to R$ 324 million, 5% up on the R$ 308 million recorded in the 1Q09, chiefly due to higher expenses with natural gas, caused by the reduced availability of blast-furnace gases.
Depreciation – remained flat over the 1Q09 at close to R$103 million.

Sales

Total Sales Volume

CSN’s flat steel sales volume totaled 947,000 tonnes in the 2Q09, a hefty 47% growth on the previous quarter and 29% down year-on-year.

Domestic Market

Domestic sales came to 795,000 tonnes, 42% up on the 1Q09 and 28% down on the 1.1 million tonnes recorded in the 2Q08. Eighty-four percent of 2Q09 sales volume went to the domestic market. As previously mentioned, certain industrial sectors recorded increased demand in the second quarter, favoring the Company’s positive result.

Exports

Steel product exports totaled 153,000 tonnes in the 2Q09, 84% up on the previous three months and 32% down year-on-year due to shrinking international demand.

Market Share and Product Mix

The Company’s share of the overall domestic flat steel market (hot-rolled, cold-rolled, galvanized and tin plate) stood at 40% in the 2Q09, 3 p.p. higher than in 1Q09, led by tin plate, galvanized, hot-rolled and cold-rolled, where CSN achieved market shares of 100%,46%, 34% and 29%, respectively.

Also in the 2Q09, CSN reached a 24% share of the automotive market, 45% of the construction market, 100% of the steel packaging market, 43% of the distribution market and a 43% share of the home appliance/OEM market.

Coated products accounted for 48% of the Company’s total sales volume in the 2Q09.

Prices

As the effect of reduced prices and lower share of coated items in the product mix, net revenue per tonne averaged R$ 2,069 in the domestic market in the 2Q09, 14% down on the 1Q09 and 1% up year-on-year.

Average net export revenue per tonne in Reais fell by 36% over the 1Q09, chiefly due to reduced prices, different mix and the period exchange variation.

Mining

• PRODUCTION

Own iron ore production plus purchases from third parties totaled 7.3 million tonnes in the 2Q09, 5.8 million of which from Casa de Pedra, 0.9 million from Namisa and 0.6 million from third parties. Of own production of 6.7 million tonnes, 5.2 million referred to finished products* and 1.5 million was run-of-mine.

• Sales

Second-quarter iron-ore sales totaled 4.0 million tones, 1.4 million less than the 1Q09 figure mainly due to the decline in export volume caused by the reduced availability of ships for loading in May and June, which negatively affected CSN’s overseas sales in that period. Exports came to 3.3 million tonnes, accounting for 83% of total sales volume. The domestic market absorbed 0.7 million tonnes, 0.6 million of which run-of-mine.

1H09 ore sales stood at 9.4 million tonnes, 22% up year-on-year. Exports came to 8.3 million tonnes, 36% more year-on-year, and accounted for 87% of total sales in the period, while the domestic market accounted for the remaining 1.1 million tonnes, including 0.8 million of run-of-mine sales.

The Presidente Vargas Steelworks absorbed 1.3 million tonnes in the second quarter and 2.9 million tonnes in the first half of 2009.

• INVENTORIES

Iron ore inventories closed the 2Q09 at around 13.9 million tonnes, 9.6 million of which finished products*.

* Finished products: lump, sinter feed, pellet feed, hematite and mixed hematite.

* CSN’s consolidated sales include 100% of NAMISA’s sales up to November 30, 2008, and 60% as of December 1, 2008, due to the alienation of 40% of NAMISA’s capital to the Japanese-Korean Consortium.

Net Revenue

Net revenue totaled R$2.49 billion in the 2Q09, 2% up on the R$2.44 billion recorded in the 1Q09, due to the 47% upturn in steel products sales volume, partially offset by the reduction in average quarterly prices and lower iron ore sales volume.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$321 million in the 2Q09, R$46 million up on the previous quarter, chiefly due to greater sales efforts and higher provisions for doubtful accounts.

Other Revenue and Expenses

In the 2Q09, CSN recorded a negative R$103 million in the “Other Revenue and Expenses” line, R$79 million higher than the previous quarter, chiefly due to the reversal of R$72 million in provisions for CPMF (financial transaction tax) occurred in the 1Q09.

In the 1H09, expenses totaled R$128 million, in line with the first six months of 2008.

EBITDA

Second-quarter EBITDA totaled R$728 million, 7% up on the 1Q09, primarily due to the increase in steel product sales volume and the decline in production costs.

1H09 EBITDA stood at R$1.4 billion, 53% down year-on-year, due to the lower demand in the domestic and export markets.

Despite the adverse effects of the crisis, CSN showed strong resilience recording an EBITDA margin of 29% in the 2Q09, 1 p.p. up on the previous three months.

Financial Result and Debt

The 2Q09 net financial result was positive by R$204 million, chiefly due to the following factors:
• Provisions for interest on loans and financing totaling R$255 million;
• Monetary restatement of tax provisions in accordance with the SELIC rate, amounting to R$92 million;
• Gains of R$344 million from derivative transactions, including the corresponding exchange variation;
• Monetary and exchange rate variation gain of R$143 million;
• Returns on financial investments, totaling R$55 million.

Consolidated net debt moved up by R$2.1 billion, from R$2.8 billion on March 31 to R$4.9 billion on June 30, 2009, due to the following factors:
• EBITDA of R$0.7 billion in the 2Q09;
• Exchange variation gain of R$0.8 billion in the 2Q09;
• Reduction of R$0.1 billion in the working capital invested in the business;
• Investments of R$0.5 billion;
• Payment of dividends and interest on equity of R$1.8 billion;
• A R$0.7 billion increase in judicial deposits;
• Payment of taxes (income tax + social contribution) totaling R$0.4 billion;
• Effect of R$0.3 billion related to cost of debt allocated to the business.

The net debt/EBITDA ratio, based on EBITDA of R$5.02 billion of the last 12 months, came to 0.97 time at the end of the second quarter, a 0.50 time increase over the 0.47 time recorded at the end of the 1Q09.

Income Taxes

In the 2Q09, income tax and social contribution totaled R$274 million, R$189 million up on the 1Q09, chiefly due to higher taxable income in the quarter and the impact of the appreciation of the Real against the US dollar on income tax and social contribution in the period.
The effective income tax rate in the 1H09 was 34%.

Net Income

CSN posted a 2Q09 net income of R$335 million, 9% down on the 1Q09, chiefly due to the increase in income tax and social contribution. Pre-tax income totaled R$609 million in the 2Q09, a 34% quarter-over-quarter improvement.

Capex

CSN invested R$501 million in the 2Q09, R$405 million of which went to the parent company, mostly to the following projects:

• Expansion of the Casa de Pedra mine: R$179 million;

• Maintenance and repairs: R$80 million;

• Technological improvements: R$77 million;

• Expansion of the Port of Itaguaí: R$11 million;

• Works plan: R$11 million.

Investments in the subsidiaries accounted for the remaining R$96 million, mostly in:

• MRS Logística: R$26 million;

• CSN Cimentos: R$23 million;

• CSN Aços Longos: R$14 million;

• NAMISA: R$10 million;

• Transnordestina Logística: R$9 million;

• CSN LLC: R$7 million.

It is worth noting that after around 90 days of programmed maintenance stoppage at Blast Furnace 2, the equipment resumed operations in June 2009. CSN invested R$93 million in the modernization project, including the remodeling of regenerators. These amounts were booked under technological improvements in the 1H09.

Cement

At the end of the 2Q09, the Company began producing and selling cement under the CSN brand in the recently built plant adjacent to the Presidente Vargas Steelworks in the Volta Redonda complex.

With estimated production and sales of 300,000 tonnes in 2009, the plant marks CSN’s entry into yet another new business that has strong synergies with its existing activities, given that the project’s main advantages lie in its raw materials self-sufficiency and the use of previously existing logistics. The slag used in cement production comes from the Company’s blast furnace and the clinker currently acquired from third parties will shortly be produced in the CSN’s Arcos mine in the state of Minas Gerais. CSN also has its own railway and distribution infrastructure, which is essential for the sales process.

Working Capital

Working capital closed June at R$2.4 billion, R$89 million down on the March 31 figure, mainly thanks to the R$148 million decrease in assets, chiefly pressured by the R$426 downturn in “Inventories” and partially offset by the R$337 million increase in estimated tax payments made during the 2Q09. This effect was partially offset by a R$60 million decline in liabilities, mostly due to the R$469 million decrease in the “Suppliers” account , partially reduced by the increase in Taxes Payable (R$380 million).

The average supplier payment period in June stood at 72 days, 27 days less when compared to March 2009, while the average receivables period shortened from 35 to 30 days. The inventory turnover period averaged 165 days, 24 days down on the previous quarter, mainly due to the reduction in semi-finished product inventories.

		R$ MILLION

WORKING CAPITAL	Mar/09	Jun/09	Change
Assets	5,048	4,900	148

Accounts Receivable	1,225	1,079	146
- Domestic Market	1,096	1,110	(14)
- Export Market	369	246	122
- Allowance for Debtful	(240)	(278)	38
Inventory	3,457	3,030	426
Advances to Suppliers	289	377	(88)
Advances to Taxes	77	414	(337)

Liabilities	2,558	2,498	60

suppliers	1,795	1,326	469
Salaries and Social Contribution	106	130	(24)
Taxes Payable	596	976	(380)
Advances from Clients	61	66	(5)

Working Capital	2,491	2,402	89

TURN OVER RATIO
Average Periods	Mar/09	Jun/09	Change
Receivables	35	30	5
Supplier Payment	99	72	27
Inventory Turnover	189	165	24

Capital Market

Share Performance

CSN’s shares appreciated by a hefty 61% in the 1H09, the fourth highest upturn among those companies making up the IBOVESPA index, versus 37% for the IBOVESPA itself. In the 2Q09 CSN’s shares increased by 28%, while the IBOVESPA climbed by 26% in the same period.

On the NYSE, CSN’s ADRS moved up by an even more substantial 86% in the 1H09, which is especially significant given that the Dow Jones index fell by 4% in the same period. In the 2Q09, CSN’s ADRs appreciated by 52%, versus an 11% upturn by the Dow Jones.

CAPITAL MARKETS - CSNA3 / SID / IBOVESPA / DOW JONES

	1Q09	2Q09	1H09
# of shares	793,403,838	793,403,838	793,403,838

Market Capitalization
Closing Price (R$/share)	34.40	43.62	43.62
Closing Price (US$/ADR)	14.84	22.35	22.35
Market Capitalization (R$ million)	26,098	33,093	33,093
Market Capitalization (US$ million)	11,259	16,956	16,956

Total return including dividends and interest on equity
CSNA3	26%	28%	61%
SID	23%	52%	86%
Ibovespa	9%	26%	37%
Dow Jones	-13%	11%	-4%

Volume
Average daily (thousand shares)	2,983	2,520	2,752
Average daily (R$ thousand)	103,340	107,974	105,657
Average daily (thousand ADRs)	4,609	3,544	4,068
Average daily (US$ thousand)	69,180	74,196	71,729

Source: Economática

Second-quarter daily traded volume averaged R$108 million on the BOVESPA, versus R$103 million in the 1Q09, and US$74 million on the NYSE, versus the previous quarter’s US$69 million.

Webcast – 2Q09 Earnings Presentation

CSN is pleased to invite you to attend its 2Q09 Earnings Conference Call and Webcast, as follows:

English Conference Call August 7, 2009 12:00 p.m. (US EDT) / 01:00 p.m. (Brasília) Connecting Number: +1 (973) 935-8893 Conference ID: 23205560 Webcast: www.csn.com.br/ir	Portuguese Conference Call August 7, 2009 10:00 a.m. (US EDT) / 11:00 a.m. (Brasília) Connecting Number: +55 (11) 2188-0188 Conference ID: CSN Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports, railways and cement. With a total annual production capacity of 5.6 million tonnes of crude steel and consolidated gross revenues of R$17.9 billion in 2008, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure its financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousand of R$

	2Q08	1Q09	2Q09	1H08	1H09

Gross Revenue	4,615,183	3,192,388	3,286,842	8,567,064	6,479,230
Gross Revenue deductions	(1,060,470)	(748,405)	(795,141)	(1,982,126)	(1,543,546)
Net Revenues	3,554,713	2,443,983	2,491,701	6,584,938	4,935,684
Domestic Market	2,754,181	1,633,979	1,924,600	5,113,516	3,558,579
Export Market	800,532	810,003	567,101	1,471,422	1,377,104
Cost of Good Sold (COGS)	(1,849,039)	(1,642,085)	(1,655,939)	(3,655,789)	(3,298,023)
COGS, excluding depreciation	(1,552,591)	(1,485,603)	(1,442,747)	(3,047,454)	(2,928,349)
Depreciation allocated to COGS	(296,448)	(156,482)	(213,192)	(608,335)	(369,674)
Gross Profit	1,705,674	801,898	835,762	2,929,149	1,637,660
Gross Margin (%)	48.0%	32.8%	33.5%	44.5%	33.2%
Selling Expenses	(171,916)	(174,104)	(207,448)	(330,972)	(381,552)
General and andminstrative expenses	(127,935)	(101,683)	(113,909)	(221,285)	(215,593)
Depreciation allocated to SG&A	(12,911)	(8,450)	(6,687)	(26,265)	(15,137)
Other operation income (expense), net	(65,993)	(24,735)	(103,325)	(121,234)	(128,061)
Operating income before financial equity interests	1,326,919	492,926	404,391	2,229,393	897,317
Net Financial Result	207,881	(39,204)	204,220	329,172	165,016
Financial Expenses	(311,720)	(465,028)	(601,284)	(572,505)	(1,066,312)
Financial Income	245,251	374,238	493,844	490,511	868,082
Net monetary and forgain exchange variations	274,350	51,586	311,660	411,166	363,246
Equity interest in subsidiary	(57,730)	12	(8)	(115,780)	4
Income Before Income and Social Contribution Taxes	1,477,070	453,734	608,603	2,442,785	1,062,337
(Provision)/Credit for Income Tax	(390,610)	(86,361)	(336,732)	(491,116)	(423,093)
(Provision)/Credit for Social Contribution	(137,011)	(28,292)	(126,038)	(163,503)	(154,330)
Deferred Income Tax	56,744	21,859	139,585	4,896	161,445
Deferred Social Contribution	24,761	7,884	49,328	5,195	57,212

Net Income (Loss)	1,030,954	368,825	334,745	1,798,257	703,570

EBITDA	1,702,271	682,593	727,596	2,985,227	1,410,189
EBITDA Margin (%)	47.9%	27.9%	29.2%	45.3%	28.6%

INCOME STATEMENT

PARENT COMPANY - Corporate Law - In Thousand of R$

	2Q08	1Q09	2Q09	1H08	1H09

Gross Revenues	3,500,195	2,282,260	2,516,244	6,604,477	4,798,504
Gross Revenues deductions	(914,986)	(476,242)	(579,945)	(1,693,595)	(1,056,187)
Net Revenues	2,585,209	1,806,018	1,936,299	4,910,882	3,742,317
Domestic Market	2,354,457	1,356,615	1,658,156	4,411,203	3,014,771
Export Market	230,752	449,402	278,143	499,679	727,546
Cost of Good Sold (COGS)	(1,347,054)	(1,334,969)	(1,223,773)	(2,728,452)	(2,558,742)
COGS, excluding depreciation	(1,092,482)	(1,222,524)	(1,056,731)	(2,201,427)	(2,279,255)
Depreciation allocated to COGS	(254,571)	(112,445)	(167,042)	(527,025)	(279,487)
Gross Profit	1,238,156	471,049	712,526	2,182,430	1,183,575
Gross Margin (%)	47.9%	26.1%	36.8%	44.4%	31.6%
Selling Expenses	(120,927)	(105,432)	(120,976)	(220,087)	(226,408)
General and andminstrative expenses	(85,616)	(68,948)	(82,567)	(150,442)	(151,515)
Depreciation allocated to SG&A	(5,922)	(2,955)	(3,155)	(11,917)	(6,109)
Other operation income (expense), net	(102,252)	(10,404)	(114,004)	(150,414)	(124,407)
Operating income before financial equity interests	923,439	283,310	391,825	1,649,570	675,135
Net Financial Result	231,410	(252,953)	457,639	(24,742)	204,686
Financial Expenses	(218,170)	(645,568)	(561,091)	(453,185)	(1,206,659)
Financial Income	(341,247)	283,674	(106,262)	(204,058)	177,412
Net monetary and forgain exchange variations	790,827	108,941	1,124,992	632,501	1,233,933
Equity interest in subsidiary	298,747	306,458	680,296	742,666	986,754
Income Before Income and Social Contribution Taxes	1,453,596	336,815	1,529,760	2,367,494	1,866,575
(Provision)/Credit for Income Tax	(346,278)	(62,408)	(245,034)	(402,577)	(307,442)
(Provision)/Credit for Social Contribution	(130,926)	(22,577)	(88,685)	(150,932)	(111,262)
Deferred Income Tax	52,262	45,678	(129,699)	3,835	(84,021)
Deferred Social Contribution	22,289	16,031	(47,291)	4,221	(31,260)

Net Income (Loss)	1,050,943	313,539	1,019,051	1,822,041	1,332,590

EBITDA	1,286,184	409,113	676,025	2,338,926	1,085,138
EBITDA Margin (%)	49.8%	22.7%	34.9%	47.6%	29.0%

BALANCE SHEET

Corporate Law - thousands of R$

	Consolidated		Parent Company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Current Assets	13,528,284	17,929,924	8,636,526	12,747,945
Cash and Cash Equivalents	182,004	295,815	100,992	231,864
Marketable securities	5,898,877	8,860,907	3,270,240	6,831,375
Trade Accounts Receivable	1,078,748	1,225,449	1,310,120	1,532,477
Inventory	3,030,372	3,456,802	2,326,383	2,586,753
Deffered Income Tax and Social Contribution	528,174	734,252	436,788	626,780
Financial Instruments Guarantee Margin	1,384,382	2,433,138	-	-
Subsidiaries’ loans	1,428	3,384	-	77,320
Accounts Receivable with subsidiaries	-	-		-
Other	1,424,299	920,177	1,192,003	861,376
Non-Current Assets	14,121,425	13,805,840	25,617,521	25,749,040
Long-Term Assets	3,053,173	2,958,705	5,789,241	6,063,451
Investments	1,127	1,326	12,550,343	12,706,858
PP&E	10,524,104	10,279,579	7,155,868	6,909,519
Intangible	504,981	525,845	90,482	36,030
Deferred	38,040	40,385	31,587	33,183

TOTAL ASSETS	27,649,709	31,735,764	34,254,047	38,496,985

Current Liabilities	6,942,100	9,503,430	5,823,889	7,805,142
Loans, Financing and Debentures	2,942,097	3,123,262	2,764,380	3,159,460
Suppliers	1,325,743	1,795,182	1,240,240	1,668,275
Taxes and Contributions	1,106,516	701,668	825,464	458,767
Dividends Payable	225,372	1,852,552	194,481	1,852,552
Accounts Payable with subsidiaries		67,715		169,287
Other	1,342,372	1,963,051	799,324	496,801
Non-Current Liabilities	13,780,068	15,324,743	21,439,647	23,762,965
Long-term Liabilities	13,771,898	15,316,140	21,439,647	23,762,965
Loans, Financing and Debentures	8,021,150	8,871,743	10,941,835	12,516,942
Provisions for contingencies, net judicial	1,835,461	2,504,595	1,752,860	2,415,717
deposits
Accounts Payable with subsidiaries	2,936,373	2,897,924	7,340,934	7,244,810
Other	978,914	1,041,878	1,404,018	1,585,496
Future Period Results	8,170	8,603	-	-
Shareholders' Equity	6,927,542	6,907,591	6,990,511	6,928,878
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	5,307,106	5,417,126	4,294,574	4,404,591
Treasury Stock	(719,042)	(719,042)	(719,042)	(719,042)
Equity Adjustments	(45,069)	159,705	401,412	1,248,814
Retained Earnings	703,569	368,825	1,332,590	313,538

TOTAL LIABILITIES AND SHAREHOLDERS´	27,649,709	31,735,764	34,254,047	38,496,985
EQUITY

CASH FLOW STATEMENT

CONSOLIDATED - Corporate Law - thounsands of R$

	2Q08	1Q09	2Q09	1H08	1H09

Cash Flow from Operating Activities	1,088,990	(113,191)	(1,509,338)	1,628,539	(1,622,529)
Net Income for the period	1,030,952	368,825	334,744	1,798,257	703,569
Net exchange and monetary variations	(543,540)	(210,793)	(702,798)	(645,617)	(913,591)
Provision for financial expenses	154,870	292,272	254,805	316,866	547,077
Depreciation, exhaustion and amortization	309,359	164,932	219,798	634,600	384,730
Fixed Assets Write-off	(713)	216	8,831	8,067	9,047
Equity results	57,707	-	-	115,757	-
Gains and losses in percentage variation	150,356	(197,713)	(209,725)	(437,568)	(407,438)
Provisions for Swap/Forward	(81,505)	(29,743)	(188,913)	(10,092)	(218,656)
Deferred income taxes and social contributions	(23,296)	60,106	1,524	10,072	61,630
Provisions	34,800	(561,293)	(1,227,604)	(161,803)	(1,788,897)
Working Capital	(183,099)	(159,722)	123,748	(198,879)	(35,974)
Accounts Receivable	(143,360)	(60,049)	163,371	94,430	103,322
Inventory	152,838	(133,342)	(106,368)	(110,530)	(239,710)
Suppliers	512,702	73,479	(24,165)	340,046	49,314
Taxes	(450,119)	(225,226)	(243,010)	(649,555)	(468,236)
Interest Expenses	-	(49,915)	(1,114,852)	-	(1,164,767)
Others	145,838	(6,518)	(26,328)	362,685	(32,846)
Cash Flow from Investment Activities	(633,178)	(189,287)	(91,904)	(1,012,336)	(281,191)
Swap Received	-	203,840	32,051	-	235,891
Equity Swap Net Effects	-	-	1,089,594	-	1,089,594
Investments	-	-	-	-	-
Fixed Assets/Deferred/Judicial Deposits	(633,178)	(393,127)	(1,213,549)	(1,012,336)	(1,606,676)
Cash Flow from Financing Activities	(466,385)	235,089	(1,474,600)	(1,303,565)	(1,239,511)
Issuances	907,121	501,954	698,875	1,124,493	1,200,829
Inflow from shares issue	-	-	-	-	-
Amortizations	(58,822)	(266,863)	(405,386)	(312,534)	(672,249)
Dividends/Equity Interest	(1,314,684)	(2)	(1,768,089)	(2,115,524)	(1,768,091)
Shares in treasury	-	-	-	-	-

Free Cash Flow	(10,573)	(67,390)	(3,075,841)	(687,362)	(3,143,231)

NET FINANCIAL RESULT

Consolidated - Corporate Law - thousands of R$

	2Q08	1Q09	2Q09	1H08	1H09

Financial Expenses	(593,502)	(465,028)	(601,284)	(927,962)	(1,066,311)
Loans and financing	(155,242)	(290,655)	(255,476)	(317,238)	(546,130)
Local currency	(47,991)	(129,701)	(127,455)	(94,050)	(257,156)
Foreign currency	(107,251)	(160,953)	(128,021)	(223,188)	(288,974)
Taxes	(143,816)	(104,663)	(92,155)	(223,957)	(196,818)
Losses in derivative operations	(281,782)	(4,944)	(195,372)	(355,457)	(200,316)
Other financial expenses	(12,662)	(64,766)	(58,281)	(31,310)	(123,047)

Financial Income	535,513	374,238	493,844	852,935	868,082
Income from cash investments	16,233	48,195	54,914	49,172	103,109
Gains in derivative operations	469,192	237,936	369,820	715,216	607,756
Other income	50,088	88,107	69,110	88,547	157,217

Exchange and monetary variations	265,871	51,586	311,660	404,199	363,246
Net monetary change	(23,887)	6,882	44,090	(34,429)	50,972
Net exchange change	519,255	(32,492)	98,515	645,832	66,023
Exchange variation in derivatives	(229,497)	77,196	169,055	(207,204)	246,251

Net Financial Result	207,882	(39,204)	204,221	329,172	165,017

NET FINANCIAL RESULT

Parent Company - Corporate Law - thousands of R$

	2Q08	1Q09	2Q09	1H08	1H09

Financial Expenses	(499,952)	(645,568)	(570,356)	(516,842)	(1,215,924)
Loans and financing	(46,960)	(298,473)	(268,724)	(185,517)	(567,197)
Local currency	(41,754)	(257,758)	(257,606)	(81,210)	(515,364)
Foreing currency	(5,206)	(40,715)	(11,118)	(104,307)	(51,833)
Transaction with subsidiaries	(84,075)	(194,422)	(159,750)	(89,267)	(354,172)
Taxes	(77,237)	(90,043)	(83,717)	(155,003)	(173,760)
Losses in derivative operations	(281,782)	(4,944)	(4,320)	(63,657)	(9,264)
Other financial expenses	(9,898)	(57,686)	(53,845)	(23,398)	(111,531)

Financial Income	(59,465)	283,674	(96,997)	(140,401)	186,677
Transaction with subsidiaries	(178,440)	133,156	(191,620)	9,837	(58,464)
Income from cash investments	1,540	3,077	4,487	(277,587)	7,564
Gains in derivative operations	71,958	-	-	51,206	-
Other income	45,477	147,441	90,136	76,143	237,577

Exchange and monetary variations	790,827	108,941	1,124,992	632,501	1,233,933
Net monetary change	(25,863)	5,889	(568)	(36,153)	5,321
Net exchange change	816,690	103,052	1,125,560	668,654	1,228,612

Net Financial Result	231,410	(252,953)	457,639	(24,742)	204,686

SALES VOLUME

Consolidated – Thousand t

	2Q08	1Q09	2Q09	1H08	1H09

DOMESTIC MARKET	1,103	560	795	2,218	1,355

Slabs	25	1	2	47	3
Hot Rolled	452	176	301	938	477
Cold Rolled	180	112	156	364	268
Galvanized	284	152	211	565	363
Tin Plate	162	118	125	304	243

EXPORT MARKET	224	83	153	500	236

Slabs	32	-	30	32	30
Hot Rolled	9	(0)	0	22	0
Cold Rolled	3	0	1	31	1
Galvanized	145	56	95	319	151
Tin Plate	35	27	26	96	53

TOTAL MARKET	1,327	643	947	2,719	1,591

Slabs	57	1	32	79	33
Hot Rolled	461	176	301	960	477
Cold Rolled	182	112	157	396	269
Galvanized	429	208	307	884	515
Tin Plate	198	145	151	400	296

SALES VOLUME

Parent Company - Thousand t

	2Q08	1Q09	2Q09	1H08	1H09

DOMESTIC MARKET	1,133	554	787	2,248	1,341

Slabs	25	1	2	47	4
Hot Rolled	452	176	281	934	458
Cold Rolled	258	154	228	503	381
Galvanized	226	104	152	445	257
Tin Plate	172	119	124	319	242

EXPORT MARKET	105	100	89	258	189

Slabs	32	-	30	32	30
Hot Rolled	29	26	32	90	58
Cold Rolled	1	46	-	3	46
Galvanized	10	1	1	31	2
Tin Plate	33	27	26	102	53

TOTAL MARKET	1,236	654	876	2,506	1,530

Slabs	57	1	32	79	34
Hot Rolled	481	202	313	1,024	515
Cold Rolled	259	199	228	506	427
Galvanized	235	105	153	476	258
Tin Plate	204	146	150	421	295

NET REVENUE PER UNIT

Consolidated - In R$/t

	2Q08	1Q09	2Q09	1H08	1H09

DOMESTIC MARKET	2,053	2,403	2,069	1,953	2,207

EXPORT MARKET	1,813	2,160	1,391	1,693	1,662

TOTAL MARKET	2,013	2,372	1,960	1,905	2,127

Slabs	1,139	1,005	765	1,053	776
Hot Rolled	1,715	1,905	1,582	1,572	1,701
Cold Rolled	1,876	2,008	1,834	1,753	1,907
Galvanized	2,340	2,410	2,037	2,209	2,188
Tin Plate	2,375	3,176	2,943	2,350	3,058

NET REVENUE PER UNIT

Parent Company - In R$/t

	2Q08	1Q09	2Q09	1H08	1H09

DOMESTIC MARKET	1,955	2,175	1,941	1,849	2,038

EXPORT MARKET	1,544	1,751	1,320	1,424	1,548

TOTAL MARKET	1,920	2,110	1,878	1,805	1,977

Slabs	1,141	1,005	716	1,055	729
Hot Rolled	1,714	1,790	1,569	1,543	1,655
Cold Rolled	1,755	1,678	1,695	1,666	1,687
Galvanized	2,520	2,543	2,258	2,403	2,374
Tin Plate	2,142	2,845	2,666	2,075	2,754

US DOLLAR EXCHANGE RATE

in R$ / US$

	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09

End of Period	1.749	1.592	1.914	2.337	2.315	1.952
Change (%)	-1.2%	-9.0%	20.3%	22.1%	-0.9%	-15.7%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 07, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.